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------
FORM 4
------                                          U.S. SECURITIES AND EXCHANGE COMMISSION
[ ] Check box if no longer                         WASHINGTON, DC 20549
    subject to Section 16. Form
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    continue. See Instruction 1(b).

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person(1)|2. Issuer Name and Ticker or Trading Symbol     |6. Relationship of Reporting Person
                                         |                                                 |      to Issuer (Check all applicable)
     Dauch Richard E.                    |American Axle & Manufacturing Holdings, Inc.     |           Director        10% Owner
                                          (NYSE-AXL)                                               X                X
-------------------------------------------------------------------------------------------|     -----            -----
(Last)        (First)       (Middle)     |3. IRS Identification  |  4. Statement for       |       X   Officer (give title below)
                                         |   Number of           |     Month/Year          |     -----
  c/o American Axle & Manufacturing      |   Reporting Person,   |                         |           Other (specify below)
 Holdings, Inc. 1840 Holbrook Avenue     |   if an Entity        |    10/99                |     -----
                                         |   (Voluntary)         |                         | Chairman of the Board of Directors
                                         |                       |                         | Chief Executive Officer and President
-----------------------------------------|                       |-------------------------|----------------------------------------
               (Street)                  |                       |  5. If Amendment,       |7. Individual or Joint/Group Filing
                                         |                       |     Date of Original    | X (Check applicable line)
    Detroit, MI 48212                    |                       |     (Month/Year)        | -- Form Filed by One Reporting Person
                                         |                       |                         |
-----------------------------------------|-------------------------------------------------| -- Form Filed by More than One
(City)          (State)          (Zip)   |                                                 |    Reporting Person
                                         |                                                 |
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                  |2. Transaction| 3. Transaction|4. Securities Acquired (A)| 5. Amount of|6. Owner- |7. Nature
   (Instr. 3)                         |   Date       |    Code       |   or Disposed of (D)     | Securities  |   ship   | of
                                      |              |    (Instr. 8) |   (Instr. 3, 4 and 5)    | Beneficially| Form:    | Indirect
                                      |              |               |                          | Owned at End| Direct   | Bene-
                                      |              |---------------|--------------------------| of Month    | (D) or   | ficial
                                      |              |       |       |        | (A)  |          | (Instr. 3   | Indirect | Owner-
                                      |  (Month/Day/ |       |       |        |  or  |          |   and 4)    | (I)      | ship
                                      |   Year)      |  Code |  V    | Amount | (D)  |  Price   |             |(Instr. 4)|(Instr. 4)
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |               |          |             |          |By the
                                                                                                                          Dauch
                                                                                                                          Annuity
Common Stock                            10/19/99         P            4,135,149  A     $0.01                      I       Trust 2001
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                                                                                                          By the
                                                                                                                          Dauch
                                                                                                                          Annuity
Common Stock                          | 10/19/99     |   P   |       |1,378,383  A   | $0.01    |             |   I      |Trust 2004
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                                                                                                          By the
                                                                                                                          Dauch
                                                                                                                          Annuity
Common Stock                          | 10/19/99     |   P   |       |1,378,383  A   | $0.01    |  6,938,845  |   I      |Trust 2007
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
Common Stock                          |              |       |       |        |      |          |  3,477,355  |   D      |(1)
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
-----------------------------------------------------------------------------------------------------------------------------------

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If the form is filed by more than one person, see instruction 4(b)(v).
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative  | 2. Conver-  |3. Trans- |4. Trans-   |5. Number of      |6.  Date Exer-  |7. Title and Amount |8. Price
   Security             |    sion or  |   action |   action   |   Derivative     |    cisable and |   of Underlying    |   of
   (Instr. 3)           |    Exercise |   Date   |   Code     |   Securities Ac- |    Expiration  |   Securities       |   Deriv-
                        |    Price of |  (Month/ |  (Instr. 8)|   quired (A) or  |    Date        |   (Instr. 3 and 4) |   ative
                        |    Deriv-   |   Day/   |            |   Disposed of (D)|    (Month/Day/ |                    |   Secur-
                        |    ative    |   Year)  |            |   (Instr. 3, 4,  |    Year)       |                    |   ity
                        |    Security |          |            |   and 5)         |                |                    |  (Instr. 5)
                        |             |          |            |                  |-------------------------------------|
                        |             |          |            |                  |Date   |Expira- |        | Amount or |
                        |             |          |-------------------------------|Exer-  |tion    |  Title | Number of |
                        |             |          |  Code |V   | (A)    |(D)      |cisable|Date    |        | Shares    |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
Employee Stock Option   | $0.01       |10/19/99  |  X    |    |        |4,135,149|       |        |Common  |4,135,149  |
(right to buy)          |             |          |       |    |        |         |       |        | Stock  |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
Employee Stock Option     $0.01        10/19/99     X                   1,378,383                  Common   1,378,383
(right to buy)          |             |          |       |    |        |         |       |        |Stock   |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
Employee Stock Option     $0.01        10/19/99     X                   1,378,383                  Common   1,378,383
(right to buy)          |             |          |       |    |        |         |       |        |Stock   |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
Employee Stock Option     $4.26                                                    Immed. 10/29/09 Common     370,855
(right to buy)          |             |          |       |    |        |         |       |        |Stock   |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
Employee Stock Option     $4.26                                                       (2) 10/29/09 Common   1,483,420
(right to buy)          |             |          |       |    |        |         |       |        |Stock   |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
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
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9. Number of      |    10. Ownership       |       11. Nature of
   Derivative     |        Form of         |           Indirect
   Securities     |        Derivative      |           Beneficial
   Beneficially   |        Security:       |           Ownership
   Owned at End   |        Direct (D)      |           (Instr. 4)
   of Month       |        or Indirect (I) |
   (Instr. 4)     |        (Instr. 4)      |
------------------|------------------------|-------------------------------
                  |         I              |By the Dauch Annuity Trust 2001
------------------|------------------------|-------------------------------
                  |         I              |By the Dauch Annuity Trust 2004
------------------|------------------------|-------------------------------
                  |         I              |By the Dauch Annuity Trust 2007
------------------|------------------------|-------------------------------
                  |         D              |
------------------|------------------------|-------------------------------
                  |         D              |
------------------|------------------------|-------------------------------
                  |                        |
---------------------------------------------------------------------------
Explanation of Responses:

(1) 3,475,955 of these shares of Common Stock have been loaned to the trustee by trusts pursuant to a loan agreement dated February 15, 1999. The applicable trusts retain an indirect pecuniary interest in such securities.


(2) Included in this total are 494,474 options which vest in four equal annual installments beginning December 31,1999 and 988,946 options which vest on October 29, 2004 or in four equal annual installments beginning December 31, 1999 subject to the Company's satisfaction of certain performance criteria each year.


  /s/ Michael K. Simonte          11/10/99
--------------------------------  --------
Signature of Reporting Person(1)    Date
         Attorney-in-fact


  ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



  Note File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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                           (Print or Type Responses)